Hypo Real Estate
GROUP

08003689

SUPPL

RECEIVED
2008 JUL -9 A 8:35
FICE OF INTERNATIONAL CORPORATE FINANCE

Shareholding Disclosures

07.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Grove International Partners LLP

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

(Translation - The German version is the only legally binding text)

On 02 July 2008 Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, was notified of the following:

„Grove International Partners LLP, New York, United States of America, herewith notifies according to section 21 para. 1 und 22 para. 1 sentence 1 No. 1 WpHG in it's own name as well as on behalf of the companies mentioned below the exceedings of voting rights with respect to Hypo Real Estate Holding AG, Unsoeldstasse 2, 80538 Munich, Germany:

1. Learmonth S.à. r. l., L-2346 Luxemburg, Luxemburg

On 02 July 2008 the voting rights of Learmonth S.à.r.l. exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights).

2. Redwood Grove International L.P., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of Redwood Grove International L.P. exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed Redwood Grove International L.P. according to section 22 para. 1 sentence 1 No. 1 WpHG by the company as follows:

- Learmonth S.à.r.l.

PROCESSED
JUL 11 2008
THOMSON REUTERS

3. RGI Alternate-1 L.P., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of RGI Alternate-1 L.P exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed RGI Alternate-1 L.P according to section 22 para. 1 sentence 1 No. 1 WpHG by the company as follows:

- Learmonth S.à.r.l.

4. Redwood Grove International Associates L.P., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of Redwood Grove International Associates L.P. exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed Redwood Grove International Associates L.P. according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.
- Redwood Grove International L.P.
- RGI Alternate-1 L.P.

5. Redwood Grove International Associates Limited, Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of Redwood Grove International Associates Limited exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed Redwood Grove International Associates Limited according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.
- Redwood Grove International L.P.

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- RGI Alternate-1 L.P.
- Redwood Grove International Associates L.P.

6. RGI Co-Invest 2 L.P., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of RGI Co-Invest 2 L.P. exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed RGI Co-Invest 2 L.P. according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.

7. RGI Co-Invest Associates L.P., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of RGI Co-Invest Associates L.P exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed RGI Co-Invest Associates L.P according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.
- RGI Co.Invest 2 L.P

8. RGI Co-Invest Associates Ltd., Grand Cayman KY1-1104, Cayman Islands

On 02 July 2008 the voting rights of RGI Co-Invest Associates Ltd. exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed RGI Co-Invest Associates Ltd. according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.
- RGI Co.Invest 2 L.P.
- RGI Co.Invest Associates L.P.

9. Grove International Partners LLP, New York, Unites States of America

On 02 July 2008 the voting rights of Grove International Partners LLP exceeded the threshold of 3% und 5% and amounted to 7.00 % (14,075,125 voting rights). All voting rights are attributed Grove International Partners LLP according to section 22 para. 1 sentence 1 No. 1 WpHG by the companies as follows:

- Learmonth S.à.r.l.
- Redwood Grove International L.P.
- RGI Alternate-1 L.P.
- Redwood Grove International Associates L.P.
- Redwood Grove International Associates Limited
- RGI Co.Invest 2 L.P.
- RGI Co.Invest Associates L.P.
- RGI Co.Invest Associates Limited"

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END